                                  SCHEDULE 13D

                                 (RULE 13D-101)

      Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a).

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         PRECISION RESPONSE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   740314 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
   Richard D. Mondre, Precision Response Corporation, 1505 N.W. 167th Street,
                      Miami, Florida 33169, (305) 626-4600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                                February 4, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           740314 10 9
          ---------------------

----------------------------------------------------------------------------------------
1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
           SLGFLP 1996-I Limited Partnership

----------------------------------------------------------------------------------------
2)      Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
           -----------------------------------------------------------------------------
        (b)
           -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------
3)      SEC Use Only

----------------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)      Not Applicable

----------------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
        or 2(e)
               -------------------------------------------------------------------------
----------------------------------------------------------------------------------------
6)      Citizenship or Place of Organization     Texas

----------------------------------------------------------------------------------------

      Number of               (7)    Sole Voting Power     1,365,000
                              ----------------------------------------------------------
      Shares Bene-
      ficially                (8)    Shared Voting Power     0
                              ----------------------------------------------------------
      Owned by
      Each                    (9)    Sole Dispositive Power     1,365,000
                              ----------------------------------------------------------
      Reporting
      Person With             (10)   Shared Dispositive Power     0
                              ----------------------------------------------------------


----------------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person   1,365,000

----------------------------------------------------------------------------------------
12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

----------------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11)      6.3%

----------------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions)     PN

----------------------------------------------------------------------------------------

CUSIP No.           740314 10 9
          ---------------------

----------------------------------------------------------------------------------------
1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
           JHGFLP 1996-I Limited Partnership

----------------------------------------------------------------------------------------
2)      Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
           -----------------------------------------------------------------------------
        (b)
           -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------
3)      SEC Use Only

----------------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)      Not Applicable

----------------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
        or 2(e)
               -------------------------------------------------------------------------
----------------------------------------------------------------------------------------
6)      Citizenship or Place of Organization     Texas

----------------------------------------------------------------------------------------

      Number of               (7)    Sole Voting Power     1,365,000
                              ----------------------------------------------------------
      Shares Bene-
      ficially                (8)    Shared Voting Power     0
                              ----------------------------------------------------------
      Owned by
      Each                    (9)    Sole Dispositive Power     1,365,000
                              ----------------------------------------------------------
      Reporting
      Person With             (10)   Shared Dispositive Power     0
                              ----------------------------------------------------------


----------------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person   1,365,000

----------------------------------------------------------------------------------------
12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

----------------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11)      6.3%

----------------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions)     PN

----------------------------------------------------------------------------------------

CUSIP No.           740314 10 9
          ---------------------

----------------------------------------------------------------------------------------
1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
           Richard D. Mondre

----------------------------------------------------------------------------------------
2)      Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
           -----------------------------------------------------------------------------
        (b)
           -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------
3)      SEC Use Only

----------------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)      Not Applicable

----------------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
        or 2(e)
               -------------------------------------------------------------------------
----------------------------------------------------------------------------------------
6)      Citizenship or Place of Organization     USA

----------------------------------------------------------------------------------------

      Number of               (7)    Sole Voting Power     50,000
                              ----------------------------------------------------------
      Shares Bene-
      ficially                (8)    Shared Voting Power     3,668,283
                              ----------------------------------------------------------
      Owned by
      Each                    (9)    Sole Dispositive Power     595,000
                              ----------------------------------------------------------
      Reporting
      Person With             (10)   Shared Dispositive Power     3,668,283
                              ----------------------------------------------------------


----------------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person   4,263,283

----------------------------------------------------------------------------------------
12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

----------------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11)      19.8%

----------------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions)     IN

----------------------------------------------------------------------------------------

CUSIP No.           740314 10 9
          ---------------------

----------------------------------------------------------------------------------------
1)      Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
           David L. Epstein

----------------------------------------------------------------------------------------
2)      Check the Appropriate Row if a Member of a Group (See Instructions)
        (a)
           -----------------------------------------------------------------------------
        (b)
           -----------------------------------------------------------------------------

----------------------------------------------------------------------------------------
3)      SEC Use Only

----------------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)      Not Applicable

----------------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
        or 2(e)
               -------------------------------------------------------------------------
----------------------------------------------------------------------------------------
6)      Citizenship or Place of Organization     USA

----------------------------------------------------------------------------------------

      Number of               (7)    Sole Voting Power     1,776,751
                              ----------------------------------------------------------
      Shares Bene-
      ficially                (8)    Shared Voting Power     2,970,000
                              ----------------------------------------------------------
      Owned by
      Each                    (9)    Sole Dispositive Power     1,508,417
                              ----------------------------------------------------------
      Reporting
      Person With             (10)   Shared Dispositive Power     2,970,000
                              ----------------------------------------------------------


----------------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person   4,746,751

----------------------------------------------------------------------------------------
12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

----------------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11)      22.1%

----------------------------------------------------------------------------------------
14)     Type of Reporting Person (See Instructions)     IN

----------------------------------------------------------------------------------------



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



         This Amendment No. 1 relates to, and amends as and to the extent indicated herein, the Schedule 13D ("Schedule 13D") filed on January 7, 1997 in connection with the beneficial ownership by SLGFLP 1996-I Limited Partnership, JHGFLP 1996-I Limited Partnership, Richard D. Mondre and David L. Epstein of shares of Common Stock, par value $0.01 per share ("Common Stock"), of Precision Response Corporation, a Florida corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically amended herein, the information in the Schedule 13D remains unchanged.

ITEM 4.      PURPOSE OF TRANSACTION.

         This Amendment No. 1 is being filed to report a material decrease in the percentage of the outstanding Common Stock beneficially owned by David L. Epstein and Richard D. Mondre as a result of the recently completed Secondary Offering (defined below).

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by the addition of the following:

         Information with respect to SLGFLP 1996-I Limited Partnership

         (a) Aggregate number and percentage of Common Stock owned: By virtue of the increase in the outstanding shares of Common Stock of the Company as a result of the Secondary Offering, SLGFLP 1996-I Limited Partnership currently owns 6.3% of the outstanding shares of Common Stock of the Company. See Items 11 and 13 of the applicable cover page to this Amendment No. 1 which are incorporated herein by reference.

         (b) Shared vs. sole voting and dispositive power: The information presented in Items 7 through 10 of the applicable cover page to this Amendment No. 1 is incorporated herein by reference.

         Information with respect to JHGFLP 1996-I Limited Partnership

         (a) Aggregate number and percentage of Common Stock owned: By virtue of the increase in the outstanding shares of Common Stock of the Company as a result of the Secondary Offering, JHGFLP 1996-I Limited Partnership currently owns 6.3% of the outstanding shares of Common Stock of the Company. See Items 11 and 13 of the applicable cover page to this Amendment No. 1 which are incorporated herein by reference.

         (b) Shared vs. sole voting and dispositive power: The information presented in Items 7 through 10 of the applicable cover page to this Amendment No. 1 is incorporated herein by reference.

         Information with respect to Richard D. Mondre

         (a) Aggregate number and percentage of Common Stock owned: The information presented in Items 11 and 13 of the applicable cover page to this Amendment No. 1 is incorporated herein by reference.

         (b) Shared vs. sole voting and dispositive power: The information presented in Items 7 through 11 of the applicable cover page to this Amendment No. 1 is incorporated herein by reference. With respect to the 3,668,283 shares for which voting and dispositive powers are shared, such shares are held as follows: (i) 1,435,000 shares are beneficially owned by the Stacy Trust, as to which Mr. Mondre shares the voting and dispositive duties with David L. Epstein, a director and executive officer of the Company, as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships (one of which is SLGFLP 1996-I Limited Partnership) in the aggregate hold record ownership of such shares; (ii) 1,435,000 shares are beneficially owned by the Jason Trust, as to which Mr. Mondre shares the voting and dispositive duties with Mr. Epstein as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships (one of which is JHGFLP 1996-I Limited Partnership) in the aggregate hold record ownership of such shares; (iii) 648,283 shares are beneficially owned by the David Epstein 1995 Grantor Trust (a trust created by Mr. Epstein for the benefit of his children), as to which Mr. Mondre shares the voting and dispositive duties with Mark J. Gordon, a director and executive officer of the Company, as co-trustees under the trust and as the sole directors and officers of the corporate general partner of two limited partnerships, which limited partnerships in the aggregate hold record ownership of such shares; (iv) 100,000 shares are held by the Mark J. Gordon 1996 Grantor Retained Annuity Trust #2 (a trust created by Mark J. Gordon for the benefit of himself and his family members), as to which Mr. Mondre shares the voting and dispositive duties with Mr. Epstein as co-trustees under the trust; and (v) 50,000 shares are held by the David L. Epstein 1996 Grantor Retained Annuity Trust #2 (a trust created by Mr. Epstein for the benefit of himself and his family members), as to which Mr. Mondre shares the voting and dispositive duties with Mr. Gordon as co-trustees under the trust.

         (c)      Transactions during the last 60 days:

                  (i) On February 4, 1997, RDMFLP 1996-II Limited Partnership (which is beneficially owned by Richard
                           D. Mondre) sold 225,000 shares of Common Stock of the Company to the underwriters in connection with a firm commitment public offering of the Company's Common Stock (the "Secondary Offering") at a price per share of $33.375 (exclusive of $1.75 per share in underwriting discount) (the "Secondary Offering Price").

                  (ii) On February 4, 1997, SLGFLP 1996-II Limited Partnership, JHGFLP 1996-II Limited Partnership and DEGTLP 1996-II Limited Partnership (limited partnerships in which Mr. Mondre holds no pecuniary interest but for which, by virtue of his shared voting and dispositive powers over the shares held by such partnerships, he is deemed to be the beneficial owner) each sold to the underwriters in the Secondary Offering 180,000 shares of Common Stock at the Secondary Offering Price.

         Information with respect to David L. Epstein

         (a) Aggregate number and percentage of Common Stock owned: The information presented in Items 11 and 13 of the applicable cover page to this Amendment No. 1 is incorporated herein by reference.

         (b) Shared vs. sole voting and dispositive power: The information presented in items 7 through 10 of the applicable cover page to this Amendment No. 1 is incorporated herein by reference. With respect to the 2,970,000 shares for which voting and dispositive powers are shared, such shares are held as follows: (i) 1,435,000 shares are beneficially owned by the Stacy Lynn Gordon PRC Trust, as to which Mr. Epstein shares the voting and dispositive duties with Richard D. Mondre, a director and executive officer of the Company, as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships in the aggregate hold record ownership of such shares; (ii) 1,435,000 shares are beneficially owned by the Jason Howard Gordon PRC Trust, as to which Mr. Epstein shares the voting and dispositive duties with Mr. Mondre as co-trustees under the trust and as the sole directors and officers of the corporate managing member of two Texas limited liability companies, each of which is the sole general partner of a Texas limited partnership, which limited partnerships in the aggregate hold record ownership of such shares; and (iii) 100,000 shares are held by the Mark J. Gordon 1996 Grantor Retained Annuity Trust #2, as to which Mr. Epstein shares the voting and dispositive duties with Mr. Mondre as co-trustees under the trust.

         (c)      Transactions during the last 60 days:

                  (i) On February 4, 1997, DE Holdings, Inc., voting trustee of certain shares pecuniarily owned by RDMFLP 1996-II Limited Partnership and JFMFLP 1996-II Limited Partnership (collectively, the "Partnerships"), acting pursuant to instructions from the Partnerships, transferred 112,500 shares to the underwriters in connection with the Secondary Offering. Such shares were sold to the underwriters by the Partnerships at the Secondary Offering Price.

                  (ii) On February 4, 1997, SLGFLP 1996-II Limited Partnership and JHGFLP 1996-II Limited Partnership (limited partnerships in which Mr. Epstein holds no pecuniary interest but for which, by virtue of his shared voting and dispositive powers over the shares held by such partnerships, he is deemed to be the beneficial owner) each sold to the underwriters in the Secondary Offering 180,000 shares of Common Stock at the Secondary Offering Price.

                  (iii) On February 4, 1997, The David and Jodi Epstein Family Foundation, Inc. (a not-for-profit corporation which, by virtue of his shared voting and dispositive powers over the shares held by such corporation, Mr. Epstein is deemed the beneficial owner) sold to the underwriters in the Secondary Offering 30,000 shares of Common Stock at the Secondary Offering Price.

                  (iv) On February 4, 1997, DEFLP 1996-II Limited Partnership (a Texas limited partnership which is beneficially owned by Mr. Epstein) sold to the underwriters in the Secondary Offering 870,000 shares of Common Stock at the Secondary Offering Price.

         (d) The shares sold in the Secondary Offering by the Partnerships reduced the number of shares which a Texas corporation owned and controlled by David L. Epstein has the sole voting power and with respect to which Richard D. Mondre and James F. Murray have the right to receive, and the power to direct the receipt of, dividends from, and the proceeds from the sale of, such shares. Such number of shares with respect to Richard D. Mondre and James F. Murray is currently 136,250 and 132,084 shares, respectively.


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



                                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and that this statement is filed on behalf of each of the signatories hereto.


                                                       February 13, 1997
                                                --------------------------------
                                                            (Date)

                                                /s/ Richard D. Mondre
                                                --------------------------------
                                                          (Signature)

                                                Richard D. Mondre, President,
                                                SLGFLP 1996-I Holdings, Inc.,
                                                the managing member of SLGFLP
                                                1996-I GP, L.C., the general
                                                partner of SLGFLP 1996-I Limited
                                                Partnership
                                                --------------------------------
                                                        (Name and Title)



                                                       February 13, 1997
                                                --------------------------------
                                                            (Date)

                                                /s/ Richard D. Mondre
                                                --------------------------------
                                                          (Signature)


                                                Richard D. Mondre, President,
                                                JHGFLP 1996-I Holdings, Inc.,
                                                the managing member of JHGFLP
                                                1996-I GP, L.C., the general
                                                partner of JHGFLP 1996-I Limited
                                                Partnership
                                                --------------------------------
                                                        (Name and Title)



                                                        February 13, 1997
                                                --------------------------------
                                                             (Date)

                                                /s/ David L. Epstein
                                                --------------------------------
                                                           (Signature)

                                                David L. Epstein, individual
                                                --------------------------------
                                                        (Name and Title)

                                                       February 13, 1997
                                                --------------------------------
                                                            (Date)

                                                /s/ Richard D. Mondre
                                                --------------------------------
                                                           (Signature)

                                                 Richard D. Mondre, individual
                                                --------------------------------
                                                         (Name and Title)



                                       11